Exhibit 99.1

FOR IMMEDIATE RELEASE

AMC Entertainment Inc. Officials to Present at JP Morgan Annual High Yield Conference 2005

KANSAS CITY, Mo. (February 1, 2005) —AMC Entertainment Inc. (the "Company") announced that its Executive Vice President and Chief Financial Officer, Craig R. Ramsey, and its Vice President of Finance, Michael W. Zwonitzer, will present to high-yield investors at the JP Morgan Annual High Yield Conference 2005 in Miami, Fla. on February 2, 2005.

The slide presentation to be used at the conference will be available on the Company's Web site at www.amctheatres.com. The slides will be available February 2, 2005 through February 16, 2005 on the Investor Resources "presentations" page.

AMC Entertainment, Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the company operates 230 theatres with 3,554 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, and the United Kingdom. The company, headquartered in Kansas City, Mo., has a Web site at www.amctheatres.com.

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For more information, contact:
Pamela Blase, AMC Entertainment, (816) 221-4000